Exhibit 4(e)

RIDER

HOME HEALTH CARE

This rider is attached to and made a part of this Policy. Where there is a conflict between the provisions in this rider and those of this Policy, the rider provisions will control. Capitalized Terms used but not defined in this rider have the meaning set forth in this Policy.

Receipt of amounts paid pursuant to the terms of this rider may be subject to a 10% penalty tax in addition to any income taxes due. You should consult with your personal tax advisor before exercising this rider.

For purposes of this rider, the term “benefit,” means the partial waiver of any Surrender Charges that may apply under this Policy provided the terms of this rider are met. The use of the term “benefit” in this rider shall not be construed as a benefit (or incidental benefit) offered under (i) a plan qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (“Code”); (ii) an arrangement either described under Section 403(b) of the Code or subject to Section 4975 of the Code; or (iii) an employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

If the Owner(s) is not a natural person, the rider benefit is based on the Annuitant.

During [the first Policy Year] the Owner(s) is ineligible to receive the rider benefit, whether or not the Qualifying Event occurs during this period.

DEFINITIONS

1.    Eligibility Date: The date, beginning on the first Policy Anniversary, when you may be eligible to receive the benefit under this rider, provided a Qualifying Event has occurred.

2.    Qualifying Event: The Owner begins receiving Home Health Care Services provided by a Home Health Care Provider as recommended by a licensed physician, and has received Home Health Care Services for [sixty (60)] days during the last [six (6)] months.

The Qualifying Event defined above must occur on or after the Policy Date.

3.    Home Health Care Provider: An organization or individual that is licensed to provide home health care to chronically ill individuals in their home or residence for an hourly or daily charge.

4.	Home Health Care Services: Services that are provided by a Home Health Care Provider.

ICC10-R101	SPECIMEN COPY

RIDER PROVISIONS

1. What Benefit Does This Rider Provide?

If you provide satisfactory proof that the Qualifying Event has occurred, the amount of a Partial Withdrawal or full surrender that is free of Surrender Charges each Policy Year may be increased. For purposes of determining this amount, the percentage(s), stated in the Policy for determining the Surrender Charge-free amount, is/are increased by an additional [ten percent (10%)]. For example, if the percentage(s) for determining the Surrender Charge-free amount in the Policy is ten percent (10%), this percentage is increased to [twenty percent (20%)].

This benefit will not apply to any other riders or provisions in the Policy that may provide for additional or higher Surrender Charge free withdrawal benefits.

We reserve the right, at the time you request a Partial Withdrawal or a full surrender, to request satisfactory proof that you remain eligible to receive the rider benefit.

2. Are There Any Limitations On the Benefit of this Rider?

This benefit may not be combined with any other Surrender Charge free withdrawal benefit exercised during a Policy Year.

Benefits available under this rider are only available if Home Health Care Services are provided by a Home Health Care Provider.

3. What Is Satisfactory Proof Of A Qualifying Event?

Satisfactory proof is a licensed physician’s certification that the Qualifying Event has occurred, evidence of the date of the Qualifying Event from the Home Health Care Provider, and a bill or invoice from a Home Health Care Provider evidencing that the Owner has received Health Care Services for at least [sixty (60)] days during the last [six (6)] months.

GENERAL PROVISIONS

1. Can The Rider Benefit Be Exercised More Than Once?

The rider benefit can be exercised more than once, provided we receive satisfactory proof for each Qualifying Event and you are eligible to receive the rider benefit.

2. What Happens If We Deny A Rider Benefit Claim?

If we determine that you are not eligible to receive a rider benefit, at the time you request a Partial Withdrawal or full surrender of the Policy, the proceeds will not be disbursed unless 1) we notify you of the denial and 2) you instruct us that you wish to receive the proceeds, subject to any Surrender Charges that may apply.

3. Effective Date

This rider is effective on the Policy Date.

4. Minimum Accumulation Value

At the time the benefit provided by this rider is requested, the Policy must have an Accumulation Value of [$5,000] or more.

5. Rider Fees

There are no fees or charges associated with this rider.

6. Rider Termination

To cancel this rider you must send us a signed request. This rider ends on the earlier of the following: 1) the date you signed the request subject to any action we took before we received it, or 2) when the Policy is surrendered or terminated.

In no event will termination of this rider forfeit previously waived Surrender Charges provided by this rider.

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

ICC10-R101	SPECIMEN COPY